Exhibit 99.1

Genius Group Announces Closing of $8.25 Million Public Offering

SINGAPORE, January 17, 2024 – Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today announced the closing of its previously announced public offering of 23,571,429 of the Company’s ordinary shares, Series 2024-A warrants (“Series 2024-A Warrants”) to purchase up to 23,571,429 of the Company’s ordinary shares and Series 2024-C warrants (“Series 2024-C Warrants”) to purchase up to 23,571,429 of the Company’s ordinary shares, at a combined offering price of $0.35 per ordinary share and associated warrants. The Series 2024-A Warrants have an exercise price of $0.35 per ordinary share and are immediately exercisable upon issuance for a period of five years following the date of issuance. The Series 2024-C Warrants have an exercise price of $0.35 per ordinary share and are immediately exercisable upon issuance for a period of 18 months following the date of issuance.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering were approximately $8.25 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. Mr. Roger Hamilton, our chief executive officer and chairman of the board of directors, converted approximately $1 million of his outstanding loan to the Company into the securities offered in the public offering at the same terms and conditions, which amount was included in the gross proceeds from the offering. The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital, operating expenses, debt repayment and to support acquisitions.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-273841) originally filed with the Securities and Exchange Commission (“SEC”) on August 9, 2023, as amended, and declared effective by the SEC on January 11, 2024. The offering was made only by means of a prospectus, which forms a part of the effective registration statement. Electronic copies of the final prospectus may be obtained for free on the SEC’s website located at http://www.sec.gov and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Genius Group

Genius Group is a leading entrepreneur edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements:

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, including market and other conditions, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Forward-looking statements in this press release include, without limitation, statements pertaining to the intended use of proceeds from the offering. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K and the registration statement. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise, except as required by law.

Contacts

Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com